UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41885

ZKH Group Limited

7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road

Minhang District, Shanghai 201106

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

This current report on Form 6-K was filed in connection with the changes to the board of directors (the “Board”) and management team of ZKH Group Limited (the “Company”). Ms. Shuangyi Chen has resigned from her positions as a director, a member of the audit committee of the Board, and the vice president of the Company, effective on August 23, 2024. Ms. Chen’s resignation was not due to any disagreement with the Company regarding its business, finance, accounting, or any other matters.

In addition, with effect from August 23, 2024, Mr. Yang Liu has been appointed as a director to the Board of the Company. Mr. Yang Liu has served as the chief technology officer of the Company since April 2023 and has extensive experience in technical management. Mr. Liu received a bachelor’s degree in computer science and technology from Beijing University of Posts and Telecommunications in 2005 and a master’s degree in computer science and technology from Tsinghua University in 2007.

After the changes, the Board consists of six members, two of whom are independent directors. Going forward, the audit committee will consist of Cindy Xiaofan Wang and He Xu.

The Company would like to express its gratitude and appreciation to Ms. Chen for her dedicated service to the Board and contributions to the Company. The Company would like to welcome Mr. Liu to the Board. His experience will provide valuable guidance to the Company’s development. This appointment is a token of the Company’s continued commitment to digitalizing and intelligentizing its MRO procurement services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZKH GROUP LIMITED

By	:	/s/ Chun Chiu Lai
Name	:	Chun Chiu Lai
Title	:	Chief Financial Officer

Date: August 23, 2024